EXHIBIT 99.1

Foremost Lithium Successfully Completes its Winter Drill Program at its Zoro Lithium Project in Manitoba, Canada

Summary:

  Over 5,800 meters completed over 21 diamond drill holes
  Drilling results demonstrate continuity of lithium mineralization along Dyke 1, extending the previous mineralized body by 150 meters to over 400 meters in several 50-meter steps out providing promising potential for new resource calculation
  Dyke 1 is still open in all directions indicating potential for continued resource expansion and subsequent future drill programs

VANCOUVER, British Columbia, May 23, 2024 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, is pleased to announce that is has successfully completed its 2024 winter diamond drilling program on its Zoro property, which was previously announced in the Company’s press release dated February 13, 2024. The Company completed 5,826 meters, 21 diamond drill holes targeting untested mineralization to the south-east of Dyke 1, the Company's maiden inferred resource of 1,074,567 tons at a grade of 0.91% Li2O, with a cut-off of 0.3%, as outlined in the Company’s filed Regulation SK-1300 Technical Report Summary (2023) and NI-43-101 Technical Report (2018).

Drilling results have demonstrated the continuity of lithium mineralization along Dyke 1, targeting new, untested areas proximal to the dyke, as well as infill areas along strike and at depth. In the west, the body is comprised of multiple near surface lithium-bearing pegmatites that range up to an apparent 17.9 m thickness; Multiple 50-meter step-outs, perpendicular to the strike of Dyke 1, were used to assess lateral continuity as well as the presence of at depth, extending Dyke 1 from a previous 265-meter strike length to greater than 400 meters. Spodumene was confirmed in drill core in several of the 50 metre step out extensions, providing promising potential for new resource calculation.

“We are pleased to announce the conclusion of a successful drill program on our Zoro Property, which we believe is likely to reflect a continuity of mineralized lithium along Dyke 1,” said Jason Barnard, President & CEO of Foremost Lithium. “As global lithium trends continue to straighten, we look forward to the final assay results, which provide the potential for us to pursue additional resource expansion on the Zoro property.”

The Company reported initial assay results (see press release dated April 08, 2024) on the first two holes confirming lithium mineralization spanning a cumulative length of 25.92 metres including 1.09% Li2O across 10 metres on drill hole FL24-010 and 1.52% Li2O in drill hole FL24-009 across 5.02 meters. A total of 973 drill core samples have been collected for assay and shipped to SGS Laboratories in Burnaby for detailed analysis. All remaining assays are still pending and are anticipated to be reviewed and completed in approximately 4 to 6 weeks.

Drilling Details*

Hole ID	Prospect	Easting (m)	Northing (m)	Elevation (m)	Azimuth (deg.)	Dip (deg.)	Depth (m)
FL24-001	Dyke 8	459503	6080341	291	68	55	125
FL24-002	Dyke 8	459487	6080307	290	68	65	176
FL24-003	Dyke 8	459496	6080388	291	77	55	125
FL24-004	Dyke 8	459494	6080256	291	100	65	149
FL24-005	Dyke 8	459435	6080198	295	93	45	119
FL24-006	Dyke 8	459440	6080115	296	102	45	125
FL24-007	Dyke 1	458332	6079101	280	74	45	248
FL24-008	Dyke 1	458274	6079080	280	73	55	395
FL24-009	Dyke 1	458369	6078943	287	77	55	308
FL24-010	Dyke 1	458369	6078943	287	77	45	287
FL24-011	Dyke 1	458383	6078886	286	76	45	300
FL24-012	Dyke 1	458383	6078886	286	74	55	311
FL24-013	Dyke 1	458323	6078872	288	76	60	449
FL24-014	Dyke 1	458398	6078833	286	75	45	299
FL24-015	Dyke 1	458332	6078826	288	75	55	425
FL24-016	Dyke 1	458349	6078773	287	75	45	395
FL24-017	Dyke 1	458407	6078788	286	75	45	350
FL24-018	Dyke 1	458461	6078856	286	75	45	200
FL24-019	Dyke 1	458322	6078872	288	70	52	350
FL24-020	Dyke 1	458276	6079080	273	95	52	350
FL24-021	Dyke 1	458322	6078873	288	68	52	350

*Data Verification / Quality Assurance and Quality Control

Due to the vertical orientation and variable nature of mineralization at the Company’s Dyke 1 deposit, the reported drill intersection lengths, derived from linear measurements along the drill core, may not accurately represent the true width of the mineralized zones. Best practice drilling techniques and geological interpretation were utilized to intersect mineralization in an orientation that approximates the true width as closely as feasible.

FL24-003
FL24-001
FL24-002
FL24-004
FL24-005
FL24-006
Dyke 1
FL24-007
FL24-008
FL24-020
FL24-009
FL24-010
FL24-011
FL24-012
FL24-013
FL24-019
FL24-021
FL24-015
FL24-016
FL24-018
FL24-014
FL24-017
1:11000
0 200 400 m
Legend
Exploration
Winter 2024 Collars
Winter 2024 Drill Traces
Historic Drill Collars
Geology
Pegmatites

Figure 1: Location of diamond drill holes from the Winter 2024 drill campaign superimposed on magnetic Root-To-Pole (RPT) geophysical data.

Dyke 1 – Future Potential

The body is still open in all directions indicating potential for continued resource expansion and subsequent future drill programs. Foremost will be reporting the results of all assays on a subsequent news release.

Qualified Person

Technical information in this news release has been reviewed and approved by Matthew Carter, P.Geo., who is a Qualified Person as identified by Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects and as defined by the Securities and Exchange Commission’s Regulation S-K 1300 rules for resource deposit disclosure.

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world's growing EV appetite, strongly positioning the Company to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

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The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company's most recent filings under its profile at www.sedarplus.ca. for further information respecting the risks affecting the Company and its business.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/6a373778-151a-46f9-be3e-49f30513995a